

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2013

Via E-Mail
John J. Donahoe
President and Chief Executive Officer
eBay Inc.
2065 Hamilton Avenue
San Jose, California 95125

>   Re: **eBay Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 1, 2013**
>   **File No. 000-24821**

Dear Mr. Donahoe:

We have reviewed your response submitted on May 23, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, page 72

1. We note your response to comment 2 in our letter dated May 9, 2013. Please expand your accounting policy disclosure within your footnotes on page F-11 to disclose the requirement to hold liquid assets equal to at least 100% of customer balances, that customer deposits held as direct claims against you represent cash or cash equivalents, and that you have elected to restrict these funds and classify them separately on your consolidated balance sheets.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-6

2. We note your response to comment 3 in our letter dated May 9, 2013. It is our understanding that the line items "Funds receivable and customer accounts" and "Funds payable and amounts due to customers" within the financing activities section of your consolidated statement of cash flows represents the net change in the related balance sheet line items. If our understanding is incorrect, please advise. Otherwise, please clearly indicate that these amounts are presented net.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief